                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
------                                              OMB Number:   3235-0287
FORM 4                                              Expires: September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
                                                    ---------------------------
                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Denend          Leslie              G.            Networks Associates, Inc. "NETA"           Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
      c/o Networks Associates, Inc.               Number of Reporting        Month/Year             Officer (give    Other (Specify
         3965 Freedom Circle                      Person (Voluntary)         October/ 1998      ----        title ---       below)
---------------------------------------------                              ------------------                below)
                 (Street)                                                 5. If Amendment,
 Santa Clara         CA              95054                                   Date of Original       --------------------------------
---------------------------------------------                                (Month/Year)
  (City)           (State)           (Zip)                                7. Individual or Joint/Group Filing
                                                                             ------------------    (Check applicable line)

                                                                                                  X   Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/23/98  M            10,000     A       $5.9259
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/23/98  S            10,000     D       $39.0625
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/26/98  M            15.313     A       $5.9259
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/26/98  S            15.313     D       $39.5625
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/26/98  M            10,000     A       $32.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/26/98  S            10,000     D       $39.5625
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/28/98  M            10,000     A       $32.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/28/98  S            10,000     D       $39.1250
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/29/98  M            26.280     A       $32.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/29/98  S            26.280     D       $40.8125
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/29/98  M            25.000     A       $32.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/29/98  S            25.000     D       $40.8125
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/30/98  M            25.000     A       $32.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/30/98  S            25.000     D       $42.50
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/30/98  M            25.000     A       $32.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/30/98  S            25.000     D       $42.50
-----------------------------------------------------------------------------------------------------------------------------------

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Outside Director Stock
Option (right to buy)       $5.9259      10/23/98     M                  D        (1) 6/14/05   Common S. 10,000         $39.0625
------------------------------------------------------------------------------------------------------------------------------------
Outside Director Stock
Option (right to buy)       $5.9259      10/26/98     M                  D        (1) 6/14/05   Common S. 15,313         $39.5625
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right to buy)       $32.00       10/26/98     M                  D        (2) 10/30/05  Common S. 10,000         $39.5625
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right to buy)       $32.00       10/28/98     M                  D        (2) 10/30/05   Common S. 10,000         $39.1250
-----------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right to buy)       $32.00       10/29/98     M                  D        (2) 10/30/05   Common S. 28.280         $40.8125
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right to buy)       $32.00       10/29/98     M                  D        (2) 10/30/05   Common S. 25,000         $40.8125
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right to buy)       $32.00       10/30/98     M                  D        (2) 10/30/05   Common S. 25,000         $42.5000
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right to buy)       $32.00       10/30/98     M                  D        (2) 10/30/05   Common S. 25,000         $42.5000
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                    -0-                    D
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                91,237                      D
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) Options vest annually at a rate of 33.3% per annum, for a total of three years
(2) Options vested and became exercisable pursuant to Networks Associates, Inc.'s acquisition of Network General Corporation, effective December 1, 1997.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.          Kurt J. Berney           11/10/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                     (8/96)
